Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Reports

2021 Financial Year Results

YANGZHOU, China, August 1, 2022 -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, today reported its financial results for the fiscal year ended December 31, 2021. All amounts are in U.S. dollars.

Fiscal year 2021 highlights:

-	Revenue increased by 16.82% to $104.04 million for the year ended December 31, 2021, from $89.06 million for the year ended December 31, 2020.

-	Gross profit increased by 7.13% to $39.81 million for the year ended December 31, 2021, from $37.16 million for the year ended December 31, 2020.

-	Gross margin slightly decreased to 38.26% for the year ended December 31, 2021, from 41.72% for fiscal year 2020.

-	Income from operations increased by 7.80% to $25.30 million for the year ended December 31, 2021, from $23.47 million for the year ended December 31, 2020.

-	Net income increased by 4.99% to $20.00 million for year ended December 31, 2021 from $19.05 million for the year ended December 31, 2020.

	For fiscal years ended December 31
($ millions, except per share data, differences due to rounding)	2021	2020	% Change
Total revenues	$104.04	$89.06	16.82%
Gross profit	$39.81	$37.16	7.13%
Gross margin	38.26%	41.72%	3.46	pp*
Income from operation	$25.30	$23.47	7.80%
Net income	$20.00	$19.05	4.99%
Net income per share – Basic and Diluted	$1.00	$0.95	5.26%
* Percentage points

Mr. Yongjun Liu, Chairman of the Company, commented: “During the past year COVID-19 still hangs over the world and poses many new challenges and opportunities to the economy and the medical industry in various countries. Thanks to our extensive product offerings, a strong upstream and downstream supply chain system and technical upgrades to our equipment and production capacity, our total sales increased to more than $100 million, representing a growth rate of more than 16% from 2020. We continue to place great importance on maintaining healthy cash flow reserves in the context of improving both our production and marketing capacity. Our strong cash reserves of more than $8 million as of end of last year, and the $36 million in proceeds raised from our successful IPO in February 2021 makes us confident we can further improve our production efficiency and new product research and development, especially in response to the COVID-19 infection cases in Shanghai and other regions since the first quarter of 2022. The Company has also increased a new production line of COVID-19 testing products. As another wave of the new coronavirus variant broke out, international and domestic orders have shown a continuous growth trend.

“Under our core value that ’science and technology lead production,’ we plan to complete the construction of a new factory for the production of coronavirus detection and prevention products this year. In this way we can continue to maintain and expand our leading position in the industry in this environment as the spread and variation of the pandemic continues. We believe that the ongoing strategy of new product development and production capacity upgrades will further distinguish Meihua from a segmented market and enable us to become one of the world’s leading medical device suppliers in the next few years. At the same time, we will continue to monitor the changing market conditions in order to timely optimize our operation strategies and maintain rapid growth post-pandemic and create stable and long-term value returns for investors.

“As a medical device manufacturer with a leading position in the industry and a long history of more than 30 years, while developing at a high speed, we still adhere to a strict pursuit of product quality and production safety. Regardless of the type of products and their margins, the company uses a unified high standard of production and services. Because Meihua’s products concern human life and health, we can’t tolerate any carelessness. After the ups and downs of 2021, the company continues to maintain its commitment to the development and scientific research of new products, improve our production efficiency, and win long-term sustainable growth with high-quality after-sales service. We are dedicated to playing an important role in the global medical device supply chain.”

Mr. Yulin Wang, CEO and interim CFO of the Company, commented: “Overall, we achieved solid revenue growth in fiscal year 2021 and greatly optimized the Company’s operational efficiency with our net income expanding by nearly 5% to $20 million for the past year. As we advance, we will continue our commitment to building robust product capabilities, making them our core strengths that drive our Company to meet people’s growing needs for a better life.

“With our strong cash position we are confident in the sustainable profitability of all of our core key businesses, which maintained a strong gross margin at about 40% over the past two years, as well as the growth and profit potential of our new initiatives. The Company’s management team will continue to work together to seek profitable growth. We believe our continued commitment to high quality products and operational efficiency will generate more value for our customers, society and shareholders over the long term.

“The Covid-19 outbreak posed some challenges to the Company’s financial works that led to a slight delay in the reporting of our financial results. But we quickly adjusted and resolved all issues. Meihua will deliver sustainable growth and provide timely updates on our business to cement investor confidence in the future.”

Fiscal Year 2021 Financial Results

The following table sets forth a summary of our consolidated results of operations for the periods presented:

Revenues

Revenues increased by $14.98 million or approximately 16.82%, to $104.04 million for the year ended December 31, 2021 from $89.06 million for the year ended December 31, 2020. The increase was mainly due to the company’s business expansion, research and development of new products, and development of new customers.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenue increased by $12.33 million to $64.23 million for the year ended December 31, 2021 from $51.90 million for the year ended December 31, 2020. The increase was mainly attributable to the increased sales in fiscal year 2021.

Gross profit and margin

Gross profit increased by $2.65 million or approximately 7.13%, to $39.81 million for the year ended December 31, 2021 from $37.16 million for the year ended December 31, 2020. Gross margin slightly decreased to 38.26% for the year ended December 31, 2021, from 41.72% for fiscal year 2020. The higher gross profit margin in fiscal 2020 was mainly attributable to much higher selling prices and increased gross margin for medical masks as a result of COVID-19 in fiscal year 2020. The price of medical masks fell back to normal levels as a result of increased supply in fiscal 2021, which brought down the overall gross profit margin.

Operating costs and expenses

Our operating costs and expenses, consisting of selling expenses, general and administrative expenses and research and development expenses, increased by $0.81 million or approximately 5.92%, to $14.50 million for the year ended December 31, 2021 from $13.69 million for the year ended December 31, 2020.

Selling expenses decreased by 2.42% to $6.46 million for the year ended December 31, 2021 from $6.62 million for the year ended December 31, 2020. The decrease was mainly attributable to the combined effects of the followings:

1)	The Company did not conduct additional market research in fiscal year 2021 as market research activities incurred in fiscal year 2020 were still valid. Market research expenses were nil in fiscal year 2021 as compared to $579,357 in fiscal year 2020.

2)	The increase in sales led to an increase of $329,025 in transportation expenses for fiscal year 2021 to $2.80 million.

3)	Salaries and benefits expenses increased by $176,995 to $1.29 million for the year ended December 31, 2021. The increase was mainly attributable to the COVID-19 pandemic in China had been brought under control and the local government had canceled the social insurance relief policy.

4)	Entertainment expenses decreased $83,365 to $0.79 million for the year ended December 31, 2021. The decrease was mainly attributable to the fact that Yangzhou City in the PRC had been under lockdown for some period due to the epidemic in fiscal 2021, so the relevant business entertainment expenses were reduced.

General and administrative expenses increased by $742,235 to $5.32 million for the year ended December 31, 2021, from $4.58 million for the year ended December 31, 2020. The increase was mainly due to the $0.96 million investor relations service fee incurred in fiscal year 2021.

Research and development expenses increased by approximately 9.64%, to $2.73 million for the year ended December 31, 2021, from $2.49 million for the year ended December 31, 2020. The increase was mainly due to the increase in salaries and benefits expenses which was mainly attributable to the pandemic in China having been brought under control and the local government having canceled the social insurance relief policy that had been in place during the height of the pandemic.

Income from operations

As a result of the factors described above, our income from operations increased by $1.84 million, or approximately 7.80%, to $25.30 million for the year ended December 31, 2021 from $23.47 million for the year ended December 31, 2020.

Net income

As a result of the factors described above, our net income increased by $945,991, or approximately 4.99%, to $20.00 million for the fiscal year ended December 31, 2021 from $19.05 million for the fiscal year ended December 31, 2020.

Cash

Cash was $8.15 million as of December 31, 2021, reflecting an increase of $0.96 million from $7.19 million as of December 31, 2020.

Recent developments

On February 19, 2022, the Company announced the closing of its initial public offering (the “Offering”) of 3,940,000 ordinary shares at a public offering price of $10.00 per ordinary share (the “Ordinary Shares”) including 340,000 Ordinary Shares issued pursuant to the partial exercise of the underwriters’ over-allotment option, for aggregate gross proceeds of $39.4 million before deducting underwriting discounts and commissions and offering expenses. The Offering, which was conducted on a firm commitment basis, closed on February 18, 2022 and the Company’s Ordinary Shares began trading on February 16, 2022 on The Nasdaq Global Market under the ticker symbol “MHUA.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as eye drops bottle, medicine bottle and anal bags, and Class II and III disposable medical devices, such as identification tape, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, masks, disposable infusion pumps, electronic pumps, puncture kits, under its own brands and also distributes such disposable medical devices sourced from other manufacturers. The Company has received international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing more than 800 types of products for domestic sales, as well as 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit: www.meihuamed.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

EverGreen Consulting Inc.

Ms. Janice Wang, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(US$, except share data and per share data, or otherwise noted)

	December 31, 2021	December 31, 2020
Assets
Current Assets
Cash	$8,149,276	$7,187,334
Bank acceptance receivables	19,379,845	12,467,785
Accounts receivable	67,101,297	45,696,336
Inventories	1,251,393	1,326,090
Deferred IPO costs and other current assets	1,394,539	496,612
Due from related parties	-	392,074
Total current assets	97,276,350	67,566,231

Property, plant and equipment, net	7,477,744	7,102,477
Intangible assets, net	562,001	575,519
Investment	941,531	919,540
Deposits	30,599,755	29,885,057
Total assets	$136,857,381	$106,048,824

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Short-term bank borrowings	$5,178,420	$3,218,391
Accounts payable	20,981,041	15,637,853
Taxes payable	2,082,252	1,748,242
Accrued expenses and other current liabilities	1,805,399	708,558
Total current liabilities	30,047,112	21,313,044

Total liabilities	30,047,112	21,313,044

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 20,000,000 shares issued and outstanding as of December 31, 2021 and 2020	10,000	10,000
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2021 and 2020	-	-
Additional paid-in capital	9,716,484	9,716,484
Statutory surplus reserves	15,178,467	15,178,467
Retained earnings	76,616,330	56,625,084
Accumulated other comprehensive income	5,288,988	3,205,745
Total shareholders’ equity	106,810,269	84,735,780

Total liabilities and shareholders’ equity	$136,857,381	$106,048,824

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31, 2021, 2020 and 2019

(US$, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2020	2019
Revenues
Third party sales	$103,461,809	$88,244,403	$78,799,618
Related party sales	575,901	816,607	826,453
Total revenues	104,037,710	89,061,010	79,626,071
Cost of revenues	64,232,469	51,900,823	47,415,110

Gross profit	39,805,241	37,160,187	32,210,961

Operating expenses
Selling	6,457,801	6,624,332	5,405,638
General and administrative	5,319,805	4,577,570	4,203,406
Research and development	2,725,014	2,492,059	3,214,326
Total operating expenses	14,502,620	13,693,961	12,823,370

Income from operations	25,302,621	23,466,226	19,387,591

Other (income) expense:
Interest expense	180,744	137,160	97,790
Interest income	(23,855)	(36,583)	(48,842)
Currency exchange (gain) loss	(174,413)	(393,478)	89,472
Other expense (income), net	50,437	25,551	(735)
Total other (income) expenses	32,913	(267,350)	137,685

Income before income tax provision	25,269,708	23,733,576	19,249,906
Income taxes expense	5,278,462	4,688,321	3,818,709
Net income	19,991,246	$19,045,255	$15,431,197

Foreign currency translation adjustment – gain / (loss)	2,083,243	4,759,973	(579,862)
Comprehensive income	$22,074,489	$23,805,228	$14,851,335

Weighted average number of ordinary shares - basic and diluted	20,000,000	20,000,000	18,575,000

Basic & diluted net income per ordinary share	$1.00	$0.95	$0.83

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2020 and 2019

(US$)

	For the Year Ended December 31
	2021	2020	2019
Cash Flows from operating activities:
Net income	$19,991,246	$19,045,255	$15,431,197
Adjustments for items not affecting cash:
Depreciation	595,522	497,238	481,062
Amortization	26,951	26,195	28,159
Net gain (loss) from disposal of property, plant and equipment	15,281	2,852	(9,530)
Changes in operating assets and liabilities		-	-
Bank acceptance receivables	(6,533,717)	(5,764,940)	1,867,373
Accounts receivable	(20,065,904)	(13,644,830)	(4,708,608)
Inventories	105,121	(219,787)	802,610
Deferred IPO costs and other current assets	(861,799)	(367,249)	234,424
Due from related parties	396,583	(222,504)	(22,486)
Accounts payable	4,908,971	5,341,710	(4,229,062)
Taxes payable	288,659	598,105	(447,543)
Accrued expenses and other current liabilities	1,078,423	102,749	(180,801)
Due to related parties	-	(68,798)	61,521
Net cash (used in) provided by operating activities	(54,663)	5,325,996	9,308,316

Cash flows from investing activities:
Purchases of property, plant and equipment	(850,231)	(3,808,259)	(266,744)
Payments for long-term deposits for buildings	-	(12,311,347)	-
Payments for land use right	-	-	(8,685,456)
Proceeds from disposal of property, plant and equipment	16,414	25,202	50,601
Net cash used in investing activities	(833,817)	(16,094,404)	(8,901,599)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	6,510,820	4,359,665	2,605,637
Proceeds from ordinary shares subscribed	-	-	344,739
Proceeds from issuance of shares	-	1,272,232	-
Repayments of short-term bank borrowings	(4,650,586)	(3,925,147)	(2,026,606)
Net cash provided by financing activities	1,860,234	1,706,750	923,770

Effect of foreign exchange rate changes	(9,812)	218,137	(103,255)
Net increase (decrease) in cash	961,942	(8,843,521)	1,227,232
Cash, beginning of year	7,187,334	16,030,855	14,803,623
Cash, end of year	$8,149,276	$7,187,334	$16,030,855

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$180,744	$137,160	$97,790
Income taxes	$5,042,816	$4,362,169	$3,898,200